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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                            SONOMAWEST HOLDINGS, INC.
================================================================================
                                (Name of Issuer)
                           COMMON STOCK, no par value
================================================================================
                         (Title of Class of Securities)
                                   835637 109
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                                 (CUSIP Number)
                             Matthew J. Ertman, Esq.
                           1900 Main Street, 5th Floor
                                Irvine, CA 92614
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

================================================================================
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 835637 109
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         1. Names of  Reporting  Persons.  I.R.S.  Identification  Nos. of above persons (entities only).

            Craig R. Stapleton

================================================================================

         2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
              Instructions)
              (a) [ ]
              (b) [ ]
================================================================================

         3.   SEC Use Only..................................................[ ]

================================================================================

         4.   Source of Funds (See Instructions).............................PF

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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e).........................................

================================================================================

         6.   Citizenship or Place of Organization......United States of America

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Number of Shares    7.  Sole Voting Power.........................316,587
Beneficially      ============================================================
Owned by Each
Reporting Person   8.  Shared Voting Power...........................-0-
With              ============================================================

                   9.  Sole Dispositive Power....................316,587
                  ============================================================

                   10. Shared Dispositive Power......................-0-
                  ============================================================

================================================================================

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person...............................343,280(1)

================================================================================

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)...........................................

================================================================================

         13.  Percent of Class Represented by Amount in Row (11)..........30.8%

================================================================================

         14.  Type of Reporting Person (See Instructions)..................IN

================================================================================

(1) Includes 306,587 shares owned directly by Mr. Stapleton or trusts for the benefit of Mr. Stapleton, 10,000 shares issuable upon the exercise of stock options, and 26,693 shares of Common Stock owned by Dorothy W. Stapleton, wife of the reporting person to which Mr. Stapleton disclaims any beneficial interest.

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Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of SonomaWest Holdings, Inc. (the "Company"), whose offices are located at 2064 Highway 116 North, Sebastopol, CA 95472.

Item 2. Identity and Background

         (a)      Craig R. Stapleton;

         (b)      135 E. Putnam Avenue Greenwich, Connecticut 06830;

         (c)      United  States  Ambassador  Trziste 15,  11801 Prague 1, Czech
                  Republic

         (d)      None;

         (e)      None; and

         (f)      United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities were purchased in the open market with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Mr. Stapleton has proposed to the Company's management that they consider one or more transactions for the purpose of taking the Company private. If the Company's management were to effectuate one or more transactions for the purpose of going private, the Company's securities would no longer be registered under the Section 12 of the Securities Exchange Act of 1934 or quoted on the Nasdaq SmallCap Market.

Item 5.     Interest in Securities of the Issuer

         (a)      Amount beneficially owned: 343,280 Percent of class: 30.8%

         (b)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 316,587;

                  (ii)     Shared power to vote or to direct the vote: -0-;


                  (iii) Sole power to dispose or to direct the disposition of: 316,587; and

                  (iv) Shared power to dispose or to direct the disposition of: -0-.

         (c) The following transactions took place within the past sixty days.


                  None.


         (d) Dorothy W. Stapleton, wife of the reporting person has the right to receive and power to direct the receipt of dividends from, or proceeds from the sale of 26,693 shares of the Common Stock of which Craig R. Stapleton is deemed to beneficially own.


         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

While a director of the Company, Mr. Stapleton was granted options to purchase 5,000 shares of Common Stock with an exercise price of $5.00 per share on April 24, 2000, and options to purchase an additional 5,000 shares of Common Stock with an exercise price of $7.48 per share on July 17, 2001, under the Company's 1996 Stock Option Plan. The options are fully vested and expire ten years from the date of grant.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Stock option agreement between SonomaWest  Holdings,  Inc. and Craig
R. Stapleton, dated April 24, 2000, incorporated by reference from the Company's Registration Statement on Form S-8 filed on August 2, 1999.

Exhibit B - Form of Notice of Stock Option Grant dated April 24, 2000, incorporated by reference from Amendment No. 1 to Schedule 13D filed on September 18, 2002.

Exhibit C - Stock option agreement between SonomaWest  Holdings,  Inc. and Craig
R. Stapleton, dated July 17, 2001, incorporated by reference from the Company's Registration Statement on Form S-8 filed on August 2, 1999.

Exhibit D - Form of Notice of Stock Option Grant dated July 17, 2001, incorporated by reference from Amendment No. 1 to Schedule 13D filed on September 18, 2002.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2003
--------------------------------
Date

/s/ Craig R. Stapleton
--------------------------------
Signature

Craig R. Stapleton
--------------------------------
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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